DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 23, 2007

Thomas E. Laursen
Executive Vice President and
General Counsel
Zions Bancorporation
One South Main, Suite 1138
Salt Lake City, UT 84111

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-23-2007

Re: Zions Bancorporation
Incoming letter dated January 11, 2007

Dear Mr. Laursen:

This is in response to your letter dated January 11, 2007 concerning the shareholder proposal submitted to Zions by Schaefer-Nevada, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: J. Michael Schaefer
President
Schaefer-Nevada, Inc.
1101 Saint Paul St. #1605
Baltimore, MD 21202

PROCESSED

MAR 0 2 2007

THOMSON
FINANCIAL

07045838

ZIONS BANCORPORATION

Thomas E. Laursen
Executive Vice President
General Counsel

1934 Act/ Rule 14a-8

January 11, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Zions Bancorporation 2007 Annual Meeting – Schaefer-Nevada, Inc. Shareholder Proposal

Ladies and Gentlemen:

Zions Bancorporation ("Zions") received a shareholder proposal (the "Schaefer Proposal") from Schaefer-Nevada, Inc. (the "Proponent") for inclusion in Zions' 2007 proxy statement. The proposal would appear to require shareholders recommend to the Board of Directors that Zions provide arbitration to account holders before closing any such holder's bank account with a Zions' subsidiary. A copy of the Schaefer Proposal along with its supporting statement (the "Supporting Statement") is attached hereto as Exhibit A.

In accordance with Rule 14a-8(j), Zions hereby notifies you that it intends to omit the Schaefer Proposal from its 2007 proxy statement because the Schaefer Proposal (a) is time-barred pursuant to Rule 14a-8(e), (b) relates to a management function under Rule 14a-8(i)(7) and (c) relates to the redress of a personal grievance, which is not shared by shareholders at large, under Rule 14a-8(i)(4).

A. The Proposal may be omitted under Rule 14a-8(e)(2) as not being timely received by Zions.

Zions intends to omit the Schaefer Proposal from the proxy statement because the proposal was not timely submitted under Rule 14a-8(e). The deadline for submission of shareholder proposals for Zions' 2007 annual meeting was December 2, 2006. This deadline was determined in accordance with Rule 14a-8(e)(2), which states that any such shareholder proposal is required to be received by a company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Zions' proxy statement for its 2006 annual shareholders meeting was released to shareholders commencing on April 1, 2006, and the annual meeting was held on May 1, 2006. Zions expects that its annual meeting will be scheduled for May 4, 2007, which date is within 30 days of the date on which Zions held its 2006 annual meeting of shareholders. Therefore, pursuant to Rule 14-8(e)(2), the Proposal and the Supporting Statement were required to be received by Zions

One South Main, Suite 1138, Salt Lake City, UT 84111 | *Telephone* (801) 844-8502 *Fax* (801) 524-2129 | *tlaursen@zionsbank.com* no later than 120 days before April 1, 2007 (i.e. December 2, 2006). However, the Schaefer Proposal was dated December 19, 2006, 17 days after the deadline had past, and was received by Zions at some point thereafter.

In accordance with Rule 14a-5(e)(1), Zions' proxy statement for its 2006 annual meeting informed shareholders that proposals for the 2007 annual meeting had to be received by November 21, 2006. This date appears to have resulted from a calculation error. However, the erroneous date disclosed in the Zions' proxy statement for its 2006 annual meeting was prior to the actual deadline; accordingly, the Proponent was not prejudiced by the error, because had the Proponent relied on the erroneous date, the Schaefer Proposal would have been received before the actual 120-day deadline.

B. *The Proposal may be omitted under Rule 14a-8(i)(7) as relating to the conduct of the ordinary business operations of Zions.*

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations.

The Staff has consistently recognized that a company's "ordinary business" includes the procedures used to handle customer complaints with respect to its products and services, and, therefore, Rule 14a-8(i)(7) may be relied upon to exclude a shareholder proposal that relates to such matters. For example, in *Deere & Company* (November 30, 2000), the Staff concurred that a shareholder proposal requiring Deere & Company to form a committee to decide on the proper course of action to be taken with regard to customer complaints related to its ordinary business operations and thus could be omitted. Similarly, in *BankAmerica Corporation* (March 23, 1992), the Staff permitted the registrant to exclude a proposal requiring the registrant to establish a "credit reconsideration committee," providing specific procedures to deal with a customer whose credit application is rejected. *See also Consolidated Edison, Inc.* (March 10, 2003) (proposal relating to the management of employees and their interaction with customers); *Verizon Communications Inc.* (January 9, 2003) (proposal to establish improved quality control procedures for advertisements in the Yellow Pages directories and adopt policies regarding customer complaints); *General Electric Company* (February 3, 1999) (proposal to consider a policy to ensure a due process review procedure of viewer complaints against NBC News); and *The Bank of New York Company, Inc.* (March 11, 1993) (proposal to appoint ombudsman to enable customers and shareholders to receive information concerning their accounts with the company). Just as in each of these earlier letters, the Proponent should not be able to seek a shareholder vote on a proposal that attempts to regulate how Zions addresses customer complaints that stem from a subsidiary's decision to close such customer's account.

C. *The Proposal may be omitted under Rule 14a-8(i)(4) as relating to the redress of a personal grievance.*

Rule 14a-8(i)(4) permits a company to omit a shareholder proposal from its proxy materials if the proposal relates to the redress of a personal claim or grievance against the company.

In *Exchange Act Release No. 20091* (August 16, 1983), the Securities and Exchange Commission explained that the purpose of this rule is to ensure that the process is not "abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." As one can glean from reading the Supporting Statement, Mr. Schaefer, the president of Schaefer-Nevada, is a former customer of one of Zions' subsidiaries, Nevada State Bank ("NSB"), whose account was closed by an NSB branch a number of years ago. Since that time, Mr. Schaefer has had numerous exchanges with NSB and Zions regarding the account closure and other disputes between himself and Zions. During this period he has:

- made repeated demands to re-open the account;
- made repeated demands that an NSB collections manager involved in the account closing be terminated;
- threatened to picket bank branches because of the account closing;
- threatened to place newspaper advertisements against the bank;
- filed a complaint of breach of implied covenant of good faith in connection with an account closing;
- filed a small claims action over NSB's failure to make a renovation loan; and
- threatened to urge a county to withdraw funds from the bank.

He has also brought an action against Zions in Utah demanding a list of Zions' shareholders. In earlier correspondence to us, he explained his reasons for wanting a shareholders list:

> "IT IS ESSENTIAL that we learn who our fellow shareholders are in Las Vegas, so that we can discuss with them any other bank incidents involving the collections manager...;" and
>
> "[W]e will use the list to communicate with Nevada shareholders only, relative to the bully-practices of Nevada State Bank as administered by its [president]."

During the course of his court proceedings with NSB, he was designated by a Nevada court as a vexatious litigant and barred from bringing any legal action in that court against the Zions' subsidiary without prior court approval. [Newspaper accounts indicate that he was similarly designated as a vexatious litigant by courts in San Diego and that he was disbarred in Nevada for violating court rules.]

In an analogous situation, the Staff found that a proposal to institute an arbitration mechanism to settle customer complaints was excludable when submitted by a customer who had an ongoing complaint against the company in connection with the purchase of a software product. *See International Business Machines* (January 31, 1995). Applying the same rationale relied on by the Staff then, the Schaefer Proposal is excludable as it relates to the institution of an arbitration mechanism by a disgruntled former customer whose account was closed by a Zions subsidiary.

Further, when presented with a similar situation in *Cabot Corporation* (November 4, 1994), the Staff found that a proposal from a shareholder that had submitted voluminous correspondence and proposals expressing his dissatisfaction on a number of issues was excludable under Rule 14a-8(c)(4), the predecessor to 14a-8(i)(4). *See also Banc One Corporation* (January 23, 1992) (proposal seeking to amend the company's code of regulations to prohibit indemnification in cases of grossly negligent conduct and adding an "Office of Ombudsmen" to investigate grievances from a holder of an IRA account who had a previous grievance with the bank relating to his account).

Accordingly, for the reasons discussed above, Zions respectfully requests that the Staff concur that it will take no action if Zions excludes the Schaefer Proposal from its 2007 proxy statement pursuant to Rule 14a-8(e), (f) and (i).

Pursuant to Rule 14a-8(j), please find enclosed six copies of this submission. A copy of this submission is being mailed concurrently to the Proponent advising him of Zions' intention to omit his proposal from its proxy materials for the 2007 annual meeting.

* * *

If you have any questions regarding this submission, kindly direct them to me at the address and phone number above. Thank you.

Sincerely,

Thomas E. Laursen
Executive Vice President and General Counsel

cc: J. Michael Schaefer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Zions Bancorporation
Incoming letter dated January 11, 2007

The proposal requests that the board of directors take the necessary actions to provide for arbitration to accountholders before closing any accountholder's bank account.

There appears to be some basis for your view that Zions may exclude the proposal under rule 14a-8(e)(2) because Zions received it after the deadline for submitting proposals. We note in particular your representation that Zions did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Zions omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Zions relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END